UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 001-32557

Fronteer Development Group Inc.
(Translation of registrant's name into English)

1650 - 1055 West Hastings St., Vancouver, British Columbia Canada V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	Preliminary prospectus dated February 21, 2007

99.2	Amended Preliminary Prospectus dated February 22, 2007

99.3	News Release dated February 21, 2007: Fronteer announces Marketed Deal

99.4	News Release dated February 22, 2007: Fronteer announces $60.5 million Underwritten Marketed Deal

99.5	Certificate of Co Author - I Cunningham Dunlop dated February 19, 2007

99.6	Certificate of Co Author - G Giroux dated February 19, 2007

99.7	Consent of Qualified Person for Technical Report - Ian Cunningham-Dunlop dated February 21, 2007

99.8	Consent of Qualified Person for Technical Report - Gary Giroux dated February 21, 2007

99.9	MRSS Decision Document Preliminary prospectus

99.10	Material Change report dated February 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.
(Registrant)

Date: February 22, 2007	By:	/s/ Sean Tetzlaff
Sean Tetzlaff
	Title:	CFO & Corporate Secretary